Mail Stop 4561

September 26, 2007

John A. Bardis
President and Chief Executive Officer
MedAssets, Inc.
100 North Point Center East
Suite 200
Alpharetta, GA 30022

> **Re: MedAssets, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 24, 2007**
> **File No. 333-145693**

Dear Mr. Bardis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We will process your filing and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001, update to our Current Issues and Rulemaking Projects outline for additional guidance.

Prospectus Summary, page 1

Our Business, page 1

3.   With respect to any third-party statements in your prospectus, including the market data by the American Hospital Association, KLAS Enterprises LLC and the U.S. Centers for Medicare and Medicaid Services, please provide us with the relevant portions of the research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether the reports were prepared in connection with the registration statement or whether you commissioned any of the reports.

4.   Please specifically disclose the factual basis for and the context of all your beliefs, understandings, estimates, and opinions set forth in the registration statement. Unless you can substantiate on a reasonable basis all of the projections, statistics and assertions that you cite, please remove them. Some examples of assertions or references that need support include the following. Please note that this is not an exhaustive list:

- Pages 1, 39 and 68: With more than 1,000 hospital customers for its revenue cycle management segment, the company is one of the largest providers of revenue cycle management solutions to hospitals.

- Pages 2 and 68: Based on your analysis of certain customers that have implemented a portion of the company's products and services, you estimate that the implementation of your full suite of revenue cycle management solutions has the potential to increase a typical health system's net patient revenue by 1.0% to 3.0%.

- Pages 2 and 60: Based on your analysis of certain customers that have implemented a portion of the company's products and services, you estimate that the implementation of your full suite of spend solutions has the potential to decrease a typical health system's supply expenses by 3% to 10%, which equates to an increase in operating margin of 0.5% to 2.0% of revenue.

- You refer several times in the registration statement to your "high retention of large health care customers," including on page 1.

- On page 78 under the paragraph heading "Custom and local contracting," you reference an "industry-leading" custom contracting capability that the company has developed.

Risk Factors, page 10

Our internal controls over financial reporting…, page 27

5.	We note your statements that your internal controls over financial reporting do not currently meet all of the standards required by Section 404 of the Sarbanes-Oxley Act and that pending further testing, you cannot conclude that you do not have a material weakness in your internal controls. We note further your statement on page 120 that you believe you have remediated each of the material weaknesses identified by your former independent accounting firm, PricewaterhouseCoopers LLP, for fiscal years 2002 and 2003. If you are aware of any material weaknesses or combination of significant deficiencies that could result in the conclusion that the company has a material weakness, please specifically identify such weaknesses or deficiencies in your risk factor disclosure and discuss how such weaknesses or deficiencies make this offering risky.

Management's Discussion and Analysis, page 39

Results of Operations, page 43

6.	We note that much of the textual disclosure in this section merely recites financial statement information in narrative form or otherwise provides little insight into the company's financial performance and operating results. Revise your disclosure generally to include discussion and analysis from management's perspective of known material trends, events, demands, commitments and uncertainties from period to period and their effects on the company's financial performance and results of operations. Describe any challenges that the company faced during each period and management's strategies to address those challenges, as well as any opportunities identified by management and what it is doing to seize them. As examples only:

- We note your disclosure with respect to administrative fees on page 45, "the…increase in administrative fees was primarily the result of increases in customer purchasing volume." Please revise to describe the business events or conditions that enabled the increase in purchase volume.

- Expand your discussion of research and development and/or product development expenses, as applicable, to describe any new products or services introduced from one period to the next by the company or its competitors and what impact those developments had on the company's operating results.

   Text that mechanically recites dollar amounts and percentages apparent in the financial presentation is not informative and should be avoided. Rather, the purpose of this section should be to present material developments and provide insight into management's views of the company's performance, opportunities and challenges. We refer you to the guidance in SEC Release 33-8350 Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations ("SEC Release 33-8350"), and Section III.D of SEC Release 33-6835 Interpretation: Management's Discussion and Analysis of Financial Condition and Results of Operations.

7.   Your disclosure on page 10 states that you face pricing pressure. Please revise to disclose the pricing pressure that you have faced and the impact of pricing pressure on your results of operations. In this respect, please revise your discussion to address the extent to which increases or decreases in revenue and gross profit were attributable to changes in prices. We refer you to Regulation S-K, Item 303(a)(3)(iii).

Critical Accounting Policy Disclosure, page 54

8.   Your critical accounting policies should describe more fully your estimates and assumptions that are highly uncertain or susceptible to change and the related material impact on financial condition or operating performance. Please clarify the material accounting estimates and assumptions that you make when preparing your financial statements. Revise to disclose why these material accounting estimates and assumptions bear risk of change, how you arrived at the estimate, accuracy of the estimate/assumption in the past, how they have changed, and reasonably likely future changes. We refer you to Financial Reporting Release No. 60, Cautionary Advice Regarding Disclosure About Critical Accounting Policies and Section V of SEC Release No. 33-8350.

9.   Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of SFAS No. 123R, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

10.   Your disclosures on page 57 of the filing indicate that you have obtained contemporaneous valuations performed by a third-party valuation advisor; however, your disclosures on page 103 of the filing indicate that the fair value of your common stock on December 31, 2006, was determined by an independent stock valuation as of June 30, 2006. Tell us how you determined each valuation obtained was a contemporaneous rather than a retrospective valuation, as defined by the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid"). In addition, please revise to disclose the following information related to issuances of equity instruments:

- Discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock for option grants prior to the adoption of SFAS 123R, those used in determining the fair value of the options for option grants subsequent to adoption of SFAS 123R and for other equity related issuances not accounted for under APBO No. 25 or SFAS 123R. In addition, discuss consideration given to alternative factors, methodologies and assumptions; and

- Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

11.   When you refer to a third-party valuation specialist, you should disclose the name of the specialist and include the consent required by Securities Act Rule 436(b) of Regulation C. Please revise as appropriate.

Liquidity and Capital Resources, page 58

12.   The line-by-line recitation of line items of the financial statements in textual form is not necessary or appropriate. Expand your discussion of

liquidity and capital resources to provide insight not readily ascertainable from the cash flow statement. For example, consider providing an evaluation of the amounts and certainty of cash provided by operating activities and a description of any expected changes in the mix and relative cost of capital resources. See Section IV of SEC Release No. 33-8350.

Use of Non-GAAP Financial Measures, page 59

13. We note your use of the EBITDA and Adjusted EBITDA non-GAAP financial measures. Please address the following specific questions with respect to the usefulness of your non-GAAP disclosure:

- Your disclosure states that you believe Adjusted EBITDA provides a more complete understanding of the factors and trends affecting your business than GAAP measures alone. Clarify why you believe that your non-GAAP results provide a more complete understanding of your results of operations than your GAAP results. In this respect, explain why you believe that a measure that excludes recurring expenses resulting from your operating activities provides a more complete understanding of your business.

- Your disclosure states that that Adjusted EBITDA is defined as EBITDA as adjusted for other non-recurring or non-cash items. However, it appears that all of your adjustments from your GAAP results are recurring, except failed acquisition charges, as you have a history of incurring these expenses in multiple periods. Therefore, please explain how you concluded that such activity is non-recurring when you have recorded expenses and income from these items in multiple periods. We refer you to Regulation S-K, Item 10(e)(1)(ii)(B) and Question 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

- Please further clarify how you have determined that your non-GAAP measures are useful to investors. In this respect, please clarify whether your non-GAAP measures will disappear or become immaterial within the near-term finite period. If you are unable to overcome the burden of demonstrating the usefulness of your non-GAAP measures, please revise to remove such measures from your disclosure. We refer you to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures

Management, page 86

Directors and Executive Officers, page 86

14.   We note that the description of Mr. Gressett's business experience on page 87 does not specify his principal occupation and employment from 2002 through 2004. Please advise or revise your disclosure to provide the information required by Item 401(e)(1) of Regulation S-K.

Terms of Directors and Composition of Board of Directors, page 88

15.   We note that the number of directors upon the closing of the offering being registered has been left blank. Please amend your registration statement as appropriate to identify any persons who have agreed to serve as directors, and to reflect the appointment of any additional director(s) to the board.

Compensation Committee Interlocks and Insider Participation, page 89

16.   We note from page 104 of your related transactions disclosure that Parthenon Capital, Inc., an investment affiliate of Mr. Rutherford, is a party to a shareholders agreement and registration rights agreement with the company. Please expand the compensation committee interlocks section to provide a discussion of the material terms of contractual arrangements entered into or modified with Parthenon and any other affiliates of compensation committee members during 2006. See Item 11(l) of Form S-1 and paragraph (e)(4) of Item 407 of Regulation S-K.

Compensation Discussion and Analysis, page 91

Equity Awards, page 94

17.   You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the Compensation Committee when determining equity compensation and incentive plan compensation. Please provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation, and if applicable, how you weighted and factored them into specific compensation decisions. In addition, expand the disclosure in footnote 3 to the summary compensation table on page 97 to explain what constitutes "outstanding

performance" on the part of each of the named executive officers who received discretionary cash awards based on individual performance. See Item 402(b)(2)(vii) of Regulation S-K.

Certain Relationships and Related Transactions, page 104

18.   Discuss the criteria considered by the Audit Committee or other independent body of your board of directors when reviewing related party transactions. Discuss how you determine whether a proposed transaction with a related party would be on terms comparable to those available from a non-affiliated party.

19.   Revise the disclosure on page 105 relating to the loan by the company to Mr. Bardis to specify the amount of principal and the amount of interest Mr. Bardis repaid. See Item 404(a)(5) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 106

20.   Please revise the principal stockholder table to identify more clearly the natural person(s) exercising voting and dispositive powers over the shares held by each of Galen Management, L.L.C., Parthenon Capital, Inc., and Grotech Capital Group VI, LLC.

Financial Statements

MedAssets, Inc.

Independent Auditors' Report, page F-3

21.   Your independent audit report states that the audit was conducted "in accordance with the auditing standards generally accepted in the United States of America." However, the audit report must state that the audit was performed in accordance with the standards of the PCAOB since it is included in a registration statement in an initial public offering. We refer you to PCAOB Auditing Standard No.1. Therefore, please confirm that the audit was performed in accordance with all applicable auditing and related professional practice standards of the PCAOB and revise the audit report as applicable.

22.   Please revise to indicate the city and State where the audit report was issued pursuant to Rule 2-02(a)(3) of Regulation S-X.

Consolidated Balance Sheets, page F-4

23.   Please revise to include a pro forma balance sheet (excluding the effects of the offering) alongside the historical balance sheet, giving effect to the change in capitalization (but not the offering proceeds) pursuant to Section AU 560.05. Footnote disclosures to this presentation should clarify the status of your redeemable convertible preferred stock as a result of your initial public offering. In addition, pro forma earnings per share for the latest year and interim period should be presented in the statements of operations giving effect to the conversion (but not the offering).

24.   We note from your disclosures on page F-20 of the filing that you include software development costs capitalized in accordance with SFAS 86 as a component of property and equipment. Revise your disclosures to present such capitalized costs in "other assets." Refer to the guidance in Question 21 of the FASB Staff Implementation Guide to SFAS 86.

Consolidated Statements of Operations, page F-5

25.   We note that you have presented administration fees on gross basis and separately presented the revenue share obligation to arrive at total net revenue on your statement of operations. Since you are required to report your administrative fees on a net basis, you are not permitted to characterize gross amounts as revenues or report gross amounts in a column that sums to net income or loss on your statement of operations pursuant to paragraph 20 of EITF 99-19. Please revise your consolidated statements of operations accordingly.

26.   The disclosures throughout your filing indicate that your sales arrangements may include both products and services. Please clarify where you have classified revenue derived from product sales and how your presentation of product and service revenue complies with Rule 5-03 of Regulation S-X.

27.   Your disclosure on page 41 states that you classify amortization of software, including capitalized software development costs, as depreciation expense. Revise to classify amortization of software development costs as a component of cost of sales pursuant to Question 17 of the FASB Staff Implementation Guide to SFAS 86.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Significant Accounting Policies

Revenue Recognition, page F-12

28.   We note that you bundle and sell your products and services through various arrangements, i.e. fee-for-service basis, fixed fee basis, a fee structured based solely on administration fees and contingency-based performance model. Your disclosure states that you allocate fair value to the various elements in these arrangements based on the provisions of EITF 00-21. Please clarify how your policy for allocating fair value complies with the provisions of EITF 00-21 for each type of arrangement that you sell. Clarify the elements for which you have and have not established fair value as part of your response. Please be as detailed as possible in your response.

29.   Revise your disclosure to discuss the accounting policy for each unit of accounting as well as how units of accounting are determined and valued pursuant to the disclosure requirements of SAB Topic 13.B with respect to your multiple elements arrangements.

30.   Your disclosure indicates that you recognize revenues for consulting contracts that contain performance targets using a contingency-adjusted performance model. Please clarify the nature of these types of arrangements, including the typical performance terms. Please tell us and revise your disclosures to explain how performance is measured and how your policy complies with the SAB 104.

31.   Your disclosure indicates that software licenses and related fees are recognized ratably over the period in which the services are expected to be preformed or over the software support period, whichever is longer, beginning with the delivery and acceptance of the software product, provided that all revenue recognition criteria are met. Please explain how you determine acceptance has occurred and whether acceptance of the software is impacted by the other services present in the arrangement, such as implementation services. In addition, please clarify your allocation and revenue recognition policy for non-software related services that may be present in your software arrangements (e.g. subscription revenue for ASP based services).

32.   Your disclosure states software license revenue is generally recognized together with the service revenue based on contract accounting as

prescribed by SOP 81-1 using a proportional performance method when the arrangements that do not qualify for separate accounting as a service transaction under SOP 97-2. Please clarify how you evaluate paragraph 63 through 71 of SOP 97-2 when determining whether contract accounting should be applied to your arrangements. Explain how you evaluate whether the services significantly alter the features or functionality of your software. In addition, please note that the proportional performance recognition model is a model that is contemplated by SAB Topic 13, not SOP 81-1. Therefore, if you are required to apply contract accounting to your arrangements, you would be required to apply a model proscribed by SOP 81-1, such as the percentage-of-completion or completed contract model. Alternately, if your arrangements are not in the scope of SOP 81-1, you would apply the proportional performance model as contemplated by SAB Topic 13. Please clarify your accounting and revise your disclosure accordingly.

33.	Revise your revenue recognition policy to disclose how you account for known losses on fixed price contracts, if applicable.

Deferred Implementation Costs, page F-14

34.	Please clarify the type of direct costs that you defer and recognize over the period of expected benefit. Cite the authoritative literature that you apply for each type of deferred cost and expense. Please tell us how you considered the guidance in SAB Topic 13(A)(3)(f), Question 3.

Note 3. Goodwill and Indefinite Life Assets, page F-21

35.	Your disclosure on page F-15 indicates that you determined that the fair value of your reporting units exceeded the carrying amount as of December 31, 2006 and 2005 and June 30, 2007. Explain how you considered your history of operating losses for the Revenue Cycle Management operating segment and cash flow deficits from operating activities when evaluating the fair value of your reporting units in this segment.

Note 4. Other Intangible Assets, page F-22

36.	We note the weighted average useful life of the customer base is nine years as of June 30, 2007. We further note from your disclosures on page F-15 of the filing that customer base intangible assets have estimated useful lives ranging from five to fourteen years. Tell us how you considered the factors in paragraph 11 of SFAS 142 when determining that these intangible assets will contribute to your cash flows for this period of time.

Note 5. Acquisitions, page F-23

37.   Please revise to disclose a description of the factors that contributed to a
        purchase price that resulted in the recognition in goodwill for each
        acquisition pursuant to paragraph 51.b of SFAS 142.

38.   Please clarify how you valued the Series I and H Preferred Stock issued in
        connection with the XactiMed and Avega Health Systems acquisitions,
        respectively.

Note 8. Redeemable Convertible Preferred Stock, page F-34

39.   We note that you are accounting for the Series E Preferred Stock as an
        option and you accounted for this option in accordance with EITF 00-23
        and FIN 44. Please further clarify how you determined that it was
        appropriate to account for this preferred stock as an option. In addition,
        please clarify the accounting guidance you apply to this option upon the
        adoption of SFAS 123R.

40.   We note that you have issued Series F Preferred Stock Option Units.
        Therefore, it appears that you have issued warrants on shares that are
        redeemable. Please tell us how you have evaluated SFAS 150, paragraph
        11, and FASB Staff Position No. FAS 150-5 when accounting for these
        warrants and any other preferred stock warrants issued.

41.   Please clarify how you considered the conversion features embedded in
        the preferred stock host for each series of the preferred stock issued. In
        this regard, explain how you considered the provisions of ETIF 98-5 and
        EITF 00-27 when determining whether a beneficial conversion feature
        was present in each series of redeemable convertible preferred stock
        issued.

Note 10. Stock Options, page F-42

42.   Your disclosure indicates you have adopted SFAS 123R utilizing the
        modified-prospective transition method. However, it appears that prior to
        adopting SFAS 123R, you used the minimum value method of measuring
        equity share options for purposes of complying with SFAS 123. If this is
        correct, you would be required to adopt SFAS 123R using the prospective
        method pursuant to paragraph 83 of SFAS 123R. Please advise or revise
        as appropriate.

43.   Please revise to include the effect that the fair value provisions of SFAS 123 would have on net income and net income per share for the year ended December 31, 2004 in your tabular disclosure. We refer you to paragraph 84 of SFAS 123R.

44.   Revise to include the disclosures required by paragraph A240(c) and (g) of SFAS 123R for each year in which an income statement is provided.

45.   Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date:

* the nature and type of stock option or other equity related transaction;
* the date of grant/issuance;
* description/name of option or equity holder;
* the reason for the grant or equity related issuance;
* the number of options or equity instruments granted or issued;
* the exercise price or conversion price;
* the fair value of underlying shares of common stock;
* adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;
* the total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures;
* the amount and timing of expense recognition; and
* indicate for each option grant or equity related transaction what valuation methodology used (market approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

46.   Please describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a valuation from an unrelated specialist, tell us what level of assurance the specialist gave in the fair value assessment. In addition, describe the basis for any adjustments made in determining the fair value of the underlying shares of

common stock, such as illiquidity discounts, minority discounts, etc.

47.   Please tell us your proposed IPO price, when you first initiated discussions
        with underwriters and when the underwriters first communicated their
        estimated price range and amount for your stock.

48.   As applicable, consider revising to include the following disclosures for
        options granted and other equity instruments awarded during the 12
        months prior to the date of the most recent balance sheet included in the
        filing:

    •   For each grant date, the number of options or shares granted, the exercise
        price, the fair value of the common stock, and the intrinsic value, if any,
        per option (the number of options may be aggregated by month or quarter
        and the information presented as weighted-average per share amounts);
        and

    •   Whether the valuation used to determine the fair value of the equity
        instruments was contemporaneous or retrospective.

Note 11. Income Taxes, page F-46

49.   Please clarify the accounting method that you changed which caused the
        reversal of the valuation allowance of approximately $8 million. Tell us
        how you determined that the method that you changed from was a
        generally accepted accounting principle. We refer you to paragraph 2.c of
        SFAS 154.

50.   Your disclosure indicates that there are two acceptable methods to
        determine whether or not excess tax benefits are realized, the "with and
        without" and "tax law" methods. Please define each of these methods and
        clarify why you believe that SFAS 123R provides an alternative for
        realizing excess tax benefits. Please clarify how the "tax law" method that
        you are currently applying complies with the provisions of SFAS 123R,
        paragraphs 59 through 63. In addition, clarify the method that you applied
        prior to the adoption of SFAS 123R and clarify how your accounting
        complied with APB 25, paragraph 17.

51.   We note from your disclosures that you reversed a portion of your
        valuation allowance and recognized a discrete income tax benefit of
        approximately $10.5 million and $9.0 million during the years ended
        December 31, 2005 and 2006. We further note you incurred losses before
        income taxes during the year ended December 31, 2006. Provide us with
        your analysis of the positive and negative evidence considered in your

determination that such a significant amount of deferred assets should be realized pursuant to paragraphs 20 through 25 of SFAS 109. As part of your response, clarify whether you have existing contracts or firm sales backlog that produce more than enough taxable income to realize the deferred tax asset. If not, please explain the information that you relied upon when determining that your future earnings will be sufficient to realize your deferred tax asset.

Note 12. Income (Loss) per Share, page F-49

52. Please clarify how you have considered the guidance in Issue 7 of EITF 03-6 when calculating your basic EPS for the year ended December 31, 2005, which requires participating securities to be included in the computation of basic earnings per share when net income is reported using the two-class method. In addition, tell us how you considered the guidance in Issue 5 of EITF 03-6 for all periods in which you have recognized a net loss attributable to common shareholders. In this respect, please tell us whether your participating securities are required to participate in your net losses.

53. Please clarify how your computation of diluted earnings per share complies with paragraph 11 of SFAS 128. In this respect, clarify how you considered the requirement to adjust the numerator to add back any convertible preferred dividends.

54. Revise to disclose the individual income and share amounts effects of all securities that affect earnings per share pursuant to paragraph 40.a of SFAS 128. In addition, revise to disclose the effect that has been given to preferred dividends in arriving at income to common stockholders in computing basic EPS pursuant to paragraph 40.b of SFAS 128.

Note 13. Segment Information, page F-50

55. Your disclosure states that your chief operating decision maker uses operating income and certain Non-GAAP measures to assess segment performance. Based on your disclosure on pages F-51 through F-53, it appears that your measure of segment profit or loss is operating income. If this is correct, please revise to clearly disclose that operating income is the measure of segment profit or loss that is used by your chief operating decision maker. In addition, please remove reference to other measures that are reported to your chief operating decision maker which are not in conformity with SFAS 131. We refer your to Question 20 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

MD-X Solutions and Affiliates

Financial Statements

Notes to the Combined Financial Statements

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-76

56.　　Your disclosures indicate that clinical and technical appeal revenue and silent PPO revenue fees are calculated as percentage of cash recoveries received by the client and earned in the month that the client receives the benefit from the services. Please clarify when you recognize revenue for these service transactions and what type of evidence you rely upon to determine the amount of revenue to recognize.

57.　　You indicate that full business outsourcing revenue is earned over the contract period and is calculated based on a percentage of cash collections received by the client during the contract period.   Please clarify the nature of these services and what type of evidence you rely upon to determine the amount of revenue to recognize.

Unaudited Pro Forma Financial Statements, page F-117

58.　　Revise the disclosure in the notes to the pro forma balance sheet to provide a schedule showing the calculation of the purchase price of the MD-X Solutions acquisition.

59.　　Revise your pro forma statements of income to show the dollar amount of each pro forma adjustment.

60.　　We note that you have recorded pro forma adjustments to eliminate bonuses expenses which were included in the underlying historical financial statements of XactiMed and MD-X. Please clarify why you believe that it is appropriate to eliminate such non-recurring items when arriving at your pro forma financial statements. Clarify how you have determined that the bonuses were directly affected by the respective acquisition.

61.　　We note that all of the amortization of intangible assets is being recorded as an operating expense. Please revise to include amortization of acquired technology in cost of sales.

62.   We note from your disclosures that a third-party valuation firm assisted you in determining the fair value of the intangible assets acquired in connection with the MD-X and XactiMed acquisitions. When you refer to a third-party valuation specialist, you should disclose the name the specialist and include the consent required by Securities Act Rule 436(b) of Regulation C. Please revise as appropriate.

*****

        As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have questions regarding comments on the financial statements and related matters, please contact Morgan Youngwood at (202) 551-4564 or Chris White at (202) 551-4587. Please contact Katherine Wray at (202) 551-3483 with any other questions. If you require further assistance you may contact me at (202) 551-3462 for additional assistance. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (212) 728-8111
Steven J. Gartner, Esq.
Morgan D. Elwyn, Esq.
Wilkie Farr & Gallagher LLP
Telephone: (212) 728-8000